SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934


                ALL AMERICAN FOOD GROUP, INC.
                _____________________________
                      (Name of Issuer)

                 Common Stock, No Par Value
                 __________________________
               (Title of Class of Securities)

                         016435 10 9
                         ___________
                       (CUSIP Number)

                       Andrew Thorburn
                All American Food Group, Inc.
                         9 Law Drive
                     Fairfield, NJ 07006
                       (201) 244-9336
   _______________________________________________________
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                       January 6, 1997
                  _________________________
                (Date of Event which Requires
                  Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Page 1 of 6)

CUSIP No. 016435109                          Page 2 of 6

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Andrew Thorburn

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)/ /
                                               (b)/ /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER:
     440,101

8.   SHARED VOTING POWER:
     -0-

9.   SOLE DISPOSITIVE POWER:
     440,101

10.  SHARED DISPOSITIVE POWER:
     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
     440,101

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                              / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     14.0%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 016435109                          Page 3 of 6

Item 1.   Security and Issuer.

     The class of equity to which this statement relates is the common stock, no par value (the "Common Stock"), of All
American Food Group, Inc. (the "Issuer"), which has its principal executive offices at 9 Law Drive, Fairfield, NJ
07006.  The Issuer's telephone number is (201) 244-9336.
The Issuer became a reporting company under the Securities
Exchange Act of 1934, as amended, on December 11, 1996.

Item 2.   Identity and Background.

          (a)  The filer's name is Andrew Thorburn (the
"Filer").

          (b)  The Filer's business address is 9 Law Drive,
Fairfield, NJ 07006.

          (c)  The Filer is the Chairman of the Board,
President and Chief Executive Officer of the Issuer, which has its principal executive offices at 9 Law Drive, Fairfield, NJ 07006.

          (d)  The Filer has not been convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

          (e) The Filer has not been a party to a civil proceeding of the type described in Item 2(e) of Schedule
13D.

          (f)  The Filer a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Filer used personal funds to purchase the 25,000 shares of Common Stock to which this statement relates.

Item 4.   Purpose of Transaction.

     The 25,000 shares of Common Stock to which this statement relates are held by the Filer for purposes of investment. As noted above, the Filer is the Chairman of the Board, President and Chief Executive Officer of the Issuer and, as such, may be deemed to be "control person" of the Issuer. Except for the foregoing, the Filer does not have any current plan or proposal which relates to or would result in any of the following actions, but the Filer will continue to evaluate the Issuer's business prospects and financial condition, the market for the Issuer's Common Stock, other opportunities available to the Filer, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

CUSIP No. 016435109                          Page 4 of 6

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise contemplated by this
Schedule 13D;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e)  any material change in the present
capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The Filer is the beneficial owner of 440,101 shares, or 14.0%, of the outstanding Common Stock of the Issuer.

          (b) The Filer has the sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, the securities described in Item 5(a) above.

          (c)  On January 6, 1997, the Filer purchased
25,000 shares of the Issuer's Common Stock from an unaffiliated third party in a privately negotiated transaction for a purchase price of $1.75 per share.
Payment for the shares by the Filer was made by means of

CUSIP No. 016435109                          Page 5 of 6

personal funds. The Filer beneficially owned 415,101 shares of the Issuer's Common Stock at the time the Issuer became a reporting company under the Securities Exchange Act of 1934, as amended, on December 11, 1996.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

CUSIP No. 016435109                          Page 6 of 6

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 22, 1997         /s/ Andrew Thorburn
                                   ____________________
                                   Andrew Thorburn


DC1DOCS1.46098